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                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-33367






                        SUPPLEMENT TO AGRIBIOTECH, INC.
                      PROSPECTUS DATED DECEMBER 17, 1997


     On December 19, 1997, AgriBioTech, Inc. (the "Company") entered into a Stock Purchase Agreement to sell 1,500,000 shares (the "Shares") of Common Stock to the State of Wisconsin Investment Board (the "Purchaser"). The purchase price is $11.75 per share, or an aggregate of $17,625,000. In addition, the Purchaser agreed to pay a $.25 per share (total of $375,000) finder's fee to Piper Jaffray Inc. The closing occurred on December 22, 1997. The Shares were registered as an original issuance as part of this Registration Statement.

Dated: December 22, 1997